Change in the Number of Shares Owned by the Largest Shareholder of
Woori Bank

On December 15, 2016, Woori Bank reported that, as of December 14, 2016, the number of shares owned by its largest shareholder, the Korea Deposit Insurance Corporation (the “KDIC”), decreased from 185,017,161 shares of common stock to 157,977,161 shares of common stock, decreasing the KDIC’s equity stake in Woori Bank from 27.37% to 23.37%.

The change in the number of shares was caused by the sale of such shares in accordance with the privatization plan of Woori Bank. The change reflects the consummation of the KDIC’s sales transaction of Woori Bank’s common stock with one institutional investor.

• Related Disclosure:

1. Report on Form 6-K, submitted by Woori Bank, on December 2, 2016, entitled “Change in the Number of Shares Owned by the Largest Shareholder of Woori Bank”
2. Report on Form 6-K, submitted by Woori Bank, on December 9, 2016, entitled “Change in the Number of Shares Owned by the Largest Shareholder of Woori Bank”

Such changes collectively reflect the consummation of the KDIC’s sales transactions with seven major shareholders. (The KDIC’s sale of an aggregate 27.69% ownership interest in Woori Bank has been consummated, including the 4% disclosed hereunder.)